UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2017

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-36820

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC PUERTO RICO EMPLOYEES' SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDTRONIC PUBLIC LIMITED COMPANY
20 On Hatch, Lower Hatch Street
Dublin 2, Ireland

Required Information

1.	The Medtronic Puerto Rico Employees' Savings and Investment Plan Financial Statements at April 30, 2017 and 2016 and Supplemental Schedule as of April 30, 2017

2.	Exhibit 23
Consent of Independent Registered Public Accounting Firm – RSM US LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEDTRONIC PUERTO RICO EMPLOYEES' SAVINGS AND INVESTMENT PLAN

Dated: October 26, 2017	By:	/s/ Carol A. Surface
Carol A. Surface Senior Vice President and Chief Human Resources Officer

The Medtronic Puerto Rico Employees' Savings and Investment Plan

Note:
Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Qualified Plan Committee
The Medtronic Puerto Rico Employees’ Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the Plan) as of April 30, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended April 30, 2017. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2017 and 2016, and the changes in net assets available for benefits for the year ended April 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, effective January 1, 2017, the Covidien Retirement Savings & Investment Plan for Puerto Rico Employees was merged into the Plan. As a result of the merger, the net assets of eligible participants were transferred to the Plan. Our opinion is not modified with respect to this matter.

The supplemental information in the accompanying schedule of assets (held at end of year) as of April 30, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP
Minneapolis, Minnesota
October 26, 2017

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Statements of Net Assets Available for Benefits

	April 30
(in thousands)	2017	2016
Assets:
Investments:
Plan's interest in the Medtronic, Inc. Master Trust Fund (Note 4)	$173,328	$33,765
Investments (Notes 3 and 4)	—	90,937
Total investments	173,328	124,702

Receivables:
Employer contributions	—	1,507
Participant contributions	—	254
Notes receivable from participants	7,980	4,973
Total receivables	7,980	6,734

Net assets available for benefits	$181,308	$131,436

See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
(in thousands)	April 30, 2017
Additions:
Investment income:
Plan’s interest in the Medtronic, Inc. Master Trust Fund income (Note 4)	$14,586
Net appreciation in fair value of investments	782
Interest and dividends	151
Total investment income	15,519
Interest income on notes receivable from participants	193

Contributions:
Employer	9,183
Participant	12,460
Total contributions	21,643
Total additions	37,355

Deductions:
Benefits paid	(17,437)
Total deductions	(17,437)

Net increase	19,918

Transfers from other plans (Note 1)	29,954

Net assets available for benefits:
Beginning of year	131,436
End of year	$181,308

See accompanying notes to the financial statements.

Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (in thousands)

1. Description of Plan

The following description of the Medtronic Puerto Rico Employees’ Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General and Eligibility

The Plan is a contributory defined contribution plan of Medtronic plc (the Parent Company). The Plan seeks to assist employees in increasing retirement savings and financial security upon retirement. The Plan has three components: (i) a component related to participant elective deferrals and cash matching contributions by Medtronic Puerto Rico Operations Company - Puerto Rico Branch (the Company) (Traditional Component), (ii) a Retirement Plan Account (RPA) component related to additional employer contributions to a retirement account for participants in the Plan prior to May 1, 2016, and (iii) a Medtronic Core Contribution (MCC) component related to additional employer contributions to a retirement account for participants who joined the Plan on or after May 1, 2016.

Effective May 1, 2016, the Plan was restated to make amendments regarding the new MCC component of the Plan, which replaces the RPA Contributions for participants joining the Plan on or after May 1, 2016, and to amend the employer match contribution and vesting provisions. Participants joining the Plan on or after May 1, 2016 are immediately eligible to receive the MCC and will receive employer contributions equal to 3% of their eligible pay each pay period. Active participants will vest in Company matching contributions, including earnings and losses thereon, after three years of employment.

On June 15, 2014, Medtronic, Inc. entered into a transaction agreement with Covidien plc (Covidien) to acquire Covidien. The transaction was completed on January 26, 2015 and Medtronic, Inc. and Covidien were then combined under and became subsidiaries of the Parent Company. Effective January 1, 2017, legacy Covidien Puerto Rico employees became eligible to participate in the Plan. As such, on January 1, 2017, the Covidien Retirement Savings and Investment Plan for Puerto Rico Employees was merged into the Plan. As a result of the merger, the net assets of eligible participants were transferred into the Plan.

Generally, the Plan is available to all eligible regular full-time and part-time employees of the Company. Immediately upon hire, eligible employees may begin contributing to the Plan and receive employer matching contributions. Eligible employees other than regular full- or part-time employees are eligible to receive contributions after completing one year of service in a consecutive twelve-month period during which they work at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Transfers from Other Plans

On January 1, 2017, the net assets of the Covidien Retirement Savings and Investment Plan for Puerto Rico Employees were transfered into the Plan, resulting in an asset transfer of $29,954 included in the Statement of Changes in Net Assets Available for Benefits for the year ended April 30, 2017.

Administration of Plan Assets

The Qualified Plan Committee (the Committee) of the Parent Company monitors, manages, and oversees the investment choices of the Plan and provides certain other plan administrative functions. Prior to July 1, 2016, Vanguard Fiduciary Trust Company (Vanguard Trust) was co-trustee, custodian and recordkeeper for the Plan and provided participant services, education, and communication services. Effective July 1, 2016, the Committee appointed BNY Mellon (the Trustee) as co-trustee of the Plan assets. The Committee has also appointed Banco Popular de Puerto Rico as co-trustee of the Plan assets. Also effective July 1, 2016, the Committee appointed Aon Hewitt (the Recordkeeper) as Recordkeeper for the Plan and to provide participant services, education, and communication services. The Recordkeeper maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and an allocation of administrative expenses, as defined in the Plan document. Transactions are executed by the co-trustees, as directed by the Committee in its capacity as Plan Administrator. Also effective July 1, 2016, the Plan and the Medtronic Savings and Investment Plan recommingled certain assets in the Medtronic, Inc. Master Trust Fund (the Master Trust) under custody of BNY Mellon.

Contributions

Traditional Component
The Plan provides a regular savings program for the employees of the Company under which participants may contribute 2% to 75% of their eligible compensation to the Plan through pre-tax payroll deductions, subject to statutory limits. Employees are automatically enrolled at a contribution rate of 6% of their eligible compensation, unless elected otherwise by the employee. This automatic enrollment occurs 60 days after the employee becomes eligible to participate, as defined above. The participant contribution rate will increase annually at a rate of 1% until the participant reaches a maximum contribution rate of 10%, subject to statutory limits. Employees who do not wish to participate in the Plan have the option to opt out within the 60 days prior to automatic enrollment in the Plan.

Participants direct their contributions into various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting the Recordkeeper. However, any funds exchanged out of the Interest Income Fund (which is included in the Master Trust) must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Inflation-Protected Securities Fund: Institutional Shares. In addition, participants who exchange any amount out of a mutual fund must wait 60 calendar days before exchanging back into the same fund.

Employer matching contributions are based on each participant's contributions, up to 6% of eligible compensation and are made each pay period in the amount of 50% of these contributions. Participants direct the investment of their Company matching contributions into the same investment options available for their elective contributions. This employment requirement does not apply to those participants that prior to the end of the fiscal year have died or have had termination of employment either on or after the participant (i) attained age 55 and completed ten years of service or (ii) attained age 62 regardless of years of service. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. The Company’s matching cash contributions to participants’ accounts were $3,195, net of forfeitures, for the year ended April 30, 2017.

RPA
For eligible employees hired before May 1, 2016, the Company contributes an amount equal to 5% of eligible compensation to participant accounts each pay period. These participants are eligible for RPA contributions after having completed one year of service, as defined by the Plan document. Participants direct the Company contributions to any of the RPA investment choices consisting of the same investment options offered under the Traditional Component. For the year ended April 30, 2017, the Company contributed $5,509 through the RPA.

MCC
For participants hired on or after May 1, 2016, and employees previously employed by Covidien, the Company contributes an amount equal to 3% of eligible compensation to participant accounts each pay period. These participants are immediately eligible for the MCC and direct the Company contributions to any of the MCC investment choices consisting of the same investment options offered under the Traditional Component. For the year ended April 30, 2017, the Company contributed $479 through the MCC.

Subject to prior discretionary approval of the Plan Administrator and subject to Plan provisions, a participant may contribute amounts to the Plan from another qualified plan (rollover contributions).

Vesting and Forfeitures

Participants are 100% vested in their contributions and RPA contributions, including earnings and losses thereon, at all times. Under the Traditional Component, active participants vest in Company matching contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company matching contributions after three years. Under the MCC Component, active participants vest in Company contributions, including earnings and losses thereon, after completion of three years of service. Participants also become fully vested upon normal retirement date, death, total disability, termination of the Plan, or complete discontinuance of employer contributions.

Nonvested account balances of terminated employees are forfeited. However, the employer contributions are restored if a terminated employee returns to the Company within five years of termination. The balances of forfeited nonvested accounts at April 30, 2017 and 2016 were $49 and $130, respectively. Forfeited nonvested accounts may be used at the Plan Administrator’s election to reduce any reasonable administrative expenses of the Plan or reduce employer contributions. During the year ended April 30, 2017, forfeited nonvested accounts of $104 were used by the Plan Administrator for these items.

Distributions

Active participants may request a partial or total cash withdrawal of their after-tax contributions account, rollover contributions account, and the vested portion of their employer contributions account. The vested employer matching contributions are only distributed for a demonstrated financial need related to health, education, or welfare of the Participant or the Participant’s dependents.

Upon termination, retirement, or total disability, participants may receive distribution of their account in a lump sum payment.

Active participants may also take hardship withdrawals from their pre-tax contributions account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including available note provisions. The amount of hardship withdrawal cannot exceed the amount of financial need plus an additional amount to cover taxes and any anticipated penalties. The hardship withdrawal will be taxed upon distribution with a 10% penalty tax imposed. Participants cannot contribute to the Plan for twelve months after the effective date of their hardship withdrawal.

Upon the death of a participant, vested balances are paid to the designated beneficiary, or if no beneficiary has been designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic plc ordinary shares in-kind or as cash. Any fraction of a share of stock will be paid in cash.

Notes Receivable from Participants

Participants are limited to one outstanding note at a time and can borrow up to 50% of their vested account balance, not to exceed the maximum note amount of $50. The minimum note amount is $1. Notes are repaid through payroll deductions in equal amounts, typically over one to five years. The notes are collateralized by the balance in the participant’s account. The interest rate on new loans is one percentage point above the prime rate as received by Aon Hewitt from The Wall Street Journal in effect on the 15th day of the month prior to the first day of the month to which it is to apply. The interest rate for notes originating prior to January 1, 2016 is the prime rate as received by Vanguard Trust from Reuters at the beginning of the month in which the proceeds of the note were paid to the borrower and remains fixed for the duration of the note. At April 30, 2017, notes receivable from participants were due at various dates through May 2022, with interest rates ranging from 3.25% to 4.75%.

Plan Termination

The Plan provides that the Board of Directors of the Parent Company is able to terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in their accounts. Benefits would be distributed at that time in accordance with the Plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A Consensus of the Emerging Issues Task Force)." The standard requires the Plan to report its interest in a master trust and changes in the value of that interest as separate line items on the Plan's financial statements. The Plan must also disclose the Master Trust's investments by general type, as well as other assets and liabilities, and disclose the dollar amount of the Plan's interest in each category disclosed. The standard is effective for the Plan beginning in fiscal year 2020, with early adoption permitted, and will be applied retrospectively. The Plan is currently evaluating the standard and does not believe it will have a material impact on the Plan's financial statements.

Investment Valuation and Investment Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts within the Interest Income Fund, which are reported at contract value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 3 and 4 for discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values at the reporting date.

Investment Contracts

The Master Trust, through its investment in the Interest Income Fund, invests in fully benefit-responsive investment contracts, including both traditional guaranteed investment contracts (GICs) and synthetic GICs. The Interest Income Fund is credited with earnings from these contracts and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are generally reviewed on a quarterly basis for resetting.

The terms of fully benefit-responsive investment contracts generally provide for settlement of payments upon maturity of the contract, termination of the contract, or total liquidation of the covered investments. However, fully benefit-responsive contracts also provide guarantees from the issuers to redeem at contract value all bona fide employee benefit related payment requests made by the Plan, if Plan cash levels are insufficient to meet those requests. Generally, benefit payments requested by the Plan under this “benefit responsive” provision will be made pro-rata, based on the percentage of investments covered by each issuer.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate-term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic GIC are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities, and is affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted periodically usually either monthly or quarterly, but in no event is the crediting rate less than 0%.

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract are below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

As traditional GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

On the Statements of Net Assets Available for Benefits, traditional GICs and synthetic GICs are measured at contract value, as discussed above. At April 30, 2017 and 2016, the Plan's fully benefit-responsive investments were included in the Master Trust.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. \Participants with notes pay an origination fee from their respective Plan accounts. No allowance for credit losses was recorded at April 30, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

All Plan expenses are paid by the Master Trust and are reflected in the Plan’s interest in the Medtronic, Inc. Master Trust Fund income on the Statement of Changes in Net Assets Available for Benefits. Plan expenses may also be paid for by the Company and are excluded from these financial statements. Such expenses consist of trustee and account maintenance fees. Participants with notes pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts. Investment related expenses are included in net appreciation in fair value of investments.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan invests in various investment securities through the Master Trust. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the Statement of Net Assets Available for Benefits at April 30, 2017 .

Concentration of Market Risk

Approximately 3.6% and 4.5% of the Plan's assets were invested in ordinary shares of Medtronic plc at April 30, 2017 and 2016, respectively. The underlying value of the Medtronic Common Stock Fund, which is part of the Master Trust, is entirely dependent on the performance of Medtronic plc and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic plc ordinary shares could materially affect participants’ account balances and the amounts reported on the Statement of Net Assets Available for Benefits for the year ended April 30, 2017.

3. Fair Value Measurements

Under the authoritative guidance for fair value measurements, fair value is defined as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:

•  Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets included common stock at April 30, 2017 and 2016.

•  Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. The Plan’s Level 2 assets included investments in registered investment companies (mutual funds) at April 30, 2017 and 2016.

•  Level 3 - Inputs are unobservable inputs for the asset or liability. The Plan did not hold any Level 3 investments at April
30, 2017 and 2016.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at April 30, 2017 and 2016.

Registered investment companies: Valued based on the year-end net asset values (NAV) of the investment vehicles. The net asset values of the investment vehicles are based on the fair values of the underlying investments valued at the closing price reported in the active markets in which the individual security is traded.

Collective trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by Vanguard Trust, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Medtronic Common Stock Fund: The Medtronic Common Stock Fund is fully invested in Medtronic plc ordinary shares, which are measured at fair value. The shares are valued at the closing price reported in the active market in which the individual security is traded and are therefore categorized as Level 1 investments.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the fiscal year ended April 30, 2017.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides information by level for investments that are measured at fair value on a recurring basis. See Note 4 for additional information on the Plan's interest in the Master Trust at April 30, 2017 and 2016.

	Fair Value Measurement Using Inputs Considered as	Fair Value at April 30
(in thousands)		2017	2016
Registered investment companies	Level 2	$41,118	$31,604
Medtronic Common Stock Fund	Level 1	6,519	5,938

Collective trusts valued at NAV as a practical expedient (1)		100,968	59,333
Total investments at fair value		$148,605	$96,875
(1) Certain investments that are measured at NAV per share (or its equivalent) as a practical expedient are excluded from the fair value hierarchy. The fair value amounts presented herein are intended to permit reconciliation to the Plan's interest in the Medtronic, Inc. Master Trust Fund.

The table above excludes the Interest Income Fund, which is comprised of fully benefit-responsive investments that at April 30, 2017 and 2016 had contract values of $24,723 and $27,827. As discussed within Note 2, fully benefit-responsive contracts are measured at contract value.

The following table summarizes investments measured at fair value based on NAV as a practical expedient:

	Fair Value at April 30		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
(in thousands)	2017	2016
Collective trusts	$100,968	$59,333	(1)	(1)	(1)

(1)
Collective trusts share the common goal of growth and preservation of principal. The collective trusts indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. These investments can be redeemed daily and there are currently no redemption restrictions or unfunded commitments on these investments.

4. Plan’s Interest in the Medtronic, Inc. Master Trust Fund

Certain assets of the Plan are invested in the Master Trust, which also includes certain assets of the Medtronic Savings and Investment Plan (also known as the "Medtronic 401(k) Plan"). The Plan’s Trustee and Recordkeeper maintains a separate account for the associated Plan assets and liabilities held within the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. Effective July 1, 2016, the Plan and the Medtronic 401(k) Plan recommingled certain assets in the Master Trust under custody of BNY Mellon. At April 30, 2017 and 2016, the Plan’s interests in the net assets of the Master Trust were 2.0% and 100%, respectively.

The Master Trust is invested in various funds, including funds held by registered investment companies and collective trusts, funds fully invested in Medtronic plc stock, and both traditional and synthetic GICs. The investments in the Interest Income Fund (Medtronic GIC) consist of GICs issued by financial institutions, synthetic investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities. Refer to Note 3 for additional discussion on the types of funds held within the Master Trust.

Interfund transfers within the Master Trust generally relate to transfers initiated by participants of their account balances either into Plan investment options which are part of the Master Trust or into other Plan investment options which are not part of the Master Trust.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund
Statements of Master Trust Assets

	April 30
(in thousands)	2017	2016
Investments, at fair value:
Registered investment companies	$4,314,917	$—
Collective trusts	3,259,564	—
Medtronic Common Stock Fund and Medtronic ESOP Fund	814,075	5,938
Total investments at fair value	8,388,556	5,938

Investments, at contract value:
Medtronic GIC	552,541	27,827
Total investments at contract value	552,541	27,827

Medtronic, Inc. Master Trust Fund assets	$8,941,097	$33,765
Plan's interest in the Medtronic, Inc. Master Trust Fund	$173,328	$33,765

Medtronic, Inc. Master Trust Fund
Statement of Changes in Master Trust Assets

Year Ended
(in thousands)	April 30, 2017
Investment income:
Interest and dividends	$106,543
Dividends on Medtronic plc ordinary shares	17,322
Net appreciation in fair value of investments	777,188
Total investment income	901,053
Administrative expenses	(2,160)
Total income	898,893

Employer contributions	102,066
Employee contributions	341,749
Benefits paid	(515,593)
Interfund transfers, net	370
Transfer of assets into the Master Trust Fund	8,022,635
Transfers from other plans	57,212
Net increase	8,907,332
Medtronic, Inc. Master Trust Fund assets
Beginning of year	33,765
End of year	$8,941,097

The net appreciation in the fair value of the Master Trust investments for the year ended April 30, 2017, including gains and losses on investments purchased and sold, as well as unrealized gains and losses on those held during the year, related to all investments reported at fair value above. The Medtronic GIC is reported at contract value. See Note 3 for further information regarding fair value measurements.

5. Related Party Transactions and Party-In-Interest Transactions

The Plan’s investments consist of the Plan's interest in the Master Trust, which includes shares of registered investment companies, collective trusts managed by Vanguard Trust, and Medtronic plc common stock. All investment transactions are managed by the co-trustees and qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules. These transactions are allowed by the Plan and the Puerto Rico Internal Revenue Code of 1994 (the Code). In addition, as previously noted, the Master Trust invests in the ordinary shares of the Parent Company. The Plan's investment in ordinary shares of Medtronic plc at April 30, 2017 and 2016 was $6,519 and $5,938, respectively.

During the year ended April 30, 2017, the Plan had transactions with BNY Mellon and Aon Hewitt, the Plan's Trustee and Recordkeeper, respectively. Prior to July 1, 2016, the Plan also had transactions with Vanguard Trust, the Plan’s recordkeeper during that period. These transactions are allowed by the Plan and the Code, and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

At April 30, 2017 and 2016, the Plan had notes receivable from participants of $7,980 and $4,973, respectively. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	April 30
(in thousands)	2017	2016
Net assets available for benefits per the financial statements	$181,308	$131,436
Differences in:
Investments	7,980	4,973
Notes receivable from participants	(7,980)	(4,973)
Net assets available for benefits per the Form 5500	$181,308	$131,436

7. Tax Status

The Plan received a favorable determination letter, effective January 26, 2015, from the Puerto Rico Treasury Department. The Puerto Rico Treasury Department has determined that the Plan and the related trust are designed in accordance with Section 1081.01 of the Code and are, therefore, exempt from Puerto Rico income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Subsequent Events

Effective May 1, 2017, Aon plc, Aon Hewitt's parent company, sold its benefits administration business to Blackstone. As a result, they have changed their name from Aon Hewitt to Alight Solutions.

SUPPLEMENTAL SCHEDULE

The Medtronic Puerto Rico Employees' Savings and Investment Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
April 30, 2017
(in thousands)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Plan’s interest in Medtronic, Inc. Master Trust Fund		**	$173,328
*	Notes receivable from participants	Interest at 3.25% to 4.75% due at various dates through May 2022	—	7,980
				$181,308
*	Denotes party-in-interest
**	Cost information is excluded, as it is not required for participant-directed investments